The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com

News Release

Investor Contact:	Media Contact:
John Kechejian	Jason Stewart
Vice President, Investor Relations	Director, Public Relations
(203) 328-9470	(203) 328-8339
john.kechejian@thomson.com	jason.stewart@thomson.com

For Immediate Release

THOMSON RESPONDS TO CCBN.COM ALLEGATIONS

STAMFORD, Conn. and TORONTO, July 30, 2002 — In response to a press release issued by CCBN.com this morning announcing the filing of a lawsuit against The Thomson Corporation, Thomson issued the following statement, attributable to Richard J. Harrington, president and chief executive officer of The Thomson Corporation:

    "Thomson categorically denies the allegations included in the CCBN.com lawsuit and intends to vigorously defend itself against this baseless claim.

    This complaint is a result of CCBN.com's disappointment over ongoing negotiations. For months now — even as recently as last week — Thomson has been engaged in good faith discussions with CCBN.com to identify a workable business relationship. As such, we were surprised to read of the lawsuit this morning. Clearly, in light of today's environment, this suit is an exploitive attempt by CCBN.com to discredit Thomson among its customers and investors after they failed to achieve their desired outcome."

# # #

The Thomson Corporation

        The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).